UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934 (Amendment No. __)
Crucell N.V.
(Name of Subject Company)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. A. van Herk Holding B.V. Adrianus van Herk
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.24 per share, and American Depository Shares, each of which represents one Ordinary Share
(Title of Class of Securities)
N23473106 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. Lichtenauerlaan 30 3062 ME Rotterdam The Netherlands Telephone: +31-10-241-1555 Attn: Erik Esveld
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: +1-212-837-6000 Attn: Jan J.H. Joosten
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name, Address and Telephone Number of Subject Company:

Crucell N.V.
Archimedesweg 4-6
2333 CN Leiden
The Netherlands
+31-71-519-9100

Securities:

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes attached hereto, this “Statement”) relates to (i) Ordinary Shares, par value €0.24 per share (“Ordinary Shares”), of Crucell N.V., a public company with limited liability incorporated under the laws of The Netherlands (the “Company”), and (ii) American Depositary Shares of the Company (“ADSs” and, together with the Ordinary Shares, the “Common Stock”), each representing one Ordinary Share. As of December 3, 2010, there were 81,742,135 Ordinary Shares issued and outstanding, including those Ordinary Shares represented by ADSs and 35,684 Ordinary Shares that were legally or beneficially owned by the Company, as reported in the Company’s Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (the “Crucell 14D-9”) filed on December 8, 2010 with the Securities and Exchange Commission. As of December 6, 2010, there were 14,493,414 ADSs outstanding, as reported in the Crucell 14D-9.

Item 2.	Identity and Background of Filing Person

Name, Address and Telephone Number of Filer

This Statement is being filed by (i) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. , a private company with limited liability incorporated under the laws of The Netherlands (“OGBBA”) and a wholly-owned subsidiary of A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Holdings”); (ii) Holdings, a company wholly-owned by Adrianus van Herk (“Mr. van Herk” and, together with OGBBA and Holdings, the “Filers”); and (iii) Mr. van Herk.  The Filers are beneficial owners of 11.9% of the Company’s Common Stock.

The principal business address and telephone number of each of Mr. van Herk, Holdings and OGBBA is:

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands
+31-10-241-1555

Tender Offer

This Statement relates to the tender offer by JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of The Netherlands (the “Offeror”) and a wholly owned direct subsidiary of Cilag Holding AG, a public company incorporated under the laws of Switzerland (“Cilag Holding”), which is a wholly owned indirect subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), being made upon the terms and subject to the conditions and restrictions set forth in the Offer Document dated December 8, 2010 (the “Offer Document”) and the related ADS Letter of Transmittal (“ADS Letter of Transmittal” and, together with the Offer Document, the “Offer”) to purchase all issued and outstanding shares of Common Stock at a price of € 24.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The Offer Document and ADS Letter of Transmittal are exhibits to the Offeror’s Tender Offer Statement on Schedule TO dated December 8, 2010 (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) and the Crucell 14D-9.

According to the Schedule TO, the business addresses and telephone numbers for the Offeror, Cilag Holding and Johnson & Johnson are as follows:

JJC Acquisition Company B.V.
Paul Janssenweg 150
5026 RH Tilburg
The Netherlands
+31-71-524-2444

Cilag Holding AG
Landis + Gyrstrasse 1
CH-6300 Zug
Switzerland
+41-41-725-5050

Johnson & Johnson
One Johnson & Johnson Plaza,
New Brunswick, New Jersey 08933
USA
+1-732-524-0400

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the best of the Filers’ knowledge and to the extent that the Filers may be deemed to be affiliates of the Company, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Filers, and their affiliates, and the Company or the Offeror or their respective executive officers, directors or affiliates, except for agreements or understandings between or among companies directly or indirectly wholly-owned by Mr. van Herk.

Item 4. The Solicitation or Recommendation

The Filers do not intend to make a recommendation to, or solicit a vote on any matter from, the holders of the Common Stock.  The Filers are filing this Statement in the event that they are deemed to be making, or have made, a recommendation for purposes of Rule 14d-9 under the Securities Exchange Act of 1934, as amended.

The Filers believe the proposed bid in the Offer undervalues the Company.  For a further discussion of the reasons for the Filers’ position on the Offer, see (i) the Press Release of OGBBA filed as Exhibit 1 hereto and incorporated by reference herein and (ii) the transcript of the comments made by Mr. Gertjan van der Baan, the CEO of an affiliate of OGBBA, at the Company’s Extraordinary General Meeting of Shareholders held on December 10, 2010 filed as Exhibit 2 hereto and incorporated by reference herein.

Currently, the Filers have not made a decision as to whether they will tender any of their shares of Common Stock in the Offer.  The Filers reserve the right to tender any of their shares of Common Stock in the Offer without notice.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

None of the Filers, nor any person acting on behalf of any Filer, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

See Item 5 of the Filers’ Schedule 13D filed with the Securities and Exchange Commission on January 26, 2011, which is incorporated by reference in this Item 6.

Item 7. Purposes of the Transaction and Plans or Proposals

Not applicable.

Item 8. Additional Information

Not applicable.

Item 9. Exhibits

Exhibit 1	Press Release of OGBBA dated October 7, 2010.

Exhibit 2	Transcript of the comments made by Mr. Gertjan van der Baan, the CEO of an affiliate of OGBBA, at the Company’s Extraordinary General Meeting of Shareholders held on December 10, 2010.

Exhibit 3	The Filers’ Schedule 13D filed with the Securities and Exchange Commission on January 26, 2011 (previously filed and incorporated by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2011

ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/Adrianus van Herk
ADRIANUS VAN HERK

A. VAN HERK HOLDING B.V.

By:	/s/Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

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